SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2017

List of materials

Documents attached hereto:

i) Press release "Notice Regarding the Interim Dividend and Update of the Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2018"

October 31, 2017

Sony Corporation

Notice Regarding the Interim Dividend and Update of the Year-end
Dividend Forecast for the Fiscal Year Ending March 31, 2018

Sony Corporation (“Sony” or the “Corporation”) approved, at the meeting of its Board of Directors held today, the interim dividend and an update to the year-end dividend forecast on shares of common stock of the Corporation for the fiscal year ending March 31, 2018 as follows:

I. Details of the Interim Dividend
	Details of resolution	Latest dividend forecast (as of August 1, 2017)	FY 2016 Interim dividend (Actual)
Record date	September 30, 2017	September 30, 2017	September 30, 2016
Dividend per share	¥12.5	¥12.5	¥10
Total amount of dividend	¥15,794 million	―	¥12,621 million
Dividend payment starting date	December 1, 2017	―	December 1, 2016
Source of dividend	Retained earnings	―	Retained earnings

II. Details of the Update of the Year-end Dividend Forecast
	Dividend per share
Record date	Interim dividend (September 30)	Year-end dividend (March 31)	Total
Latest dividend forecast (as of August 1, 2017)	¥12.5	Undetermined	Undetermined
Updated dividend forecast		¥12.5	¥25
FY17 Actual Dividend (ending March 31, 2018)	¥12.5
FY16 Actual Dividend (ended March 31, 2017)	¥10	¥10	¥20

III. Reasons for Determination of Dividend Amount
As Sony stated in its Securities Report (Yukashoken Hokokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2017, Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value, such as those that ensure future growth and strengthen competitiveness.  In light of the consolidated financial results forecast for the fiscal year ending March 31, 2018 and other information set forth in the earnings release announced today, Sony has determined to pay 12.5 yen per share as an interim dividend for the fiscal year ending March 31, 2018 and to update the year-end dividend forecast for the fiscal year ending March 31, 2018 to 12.5 yen per share, based on the policy outlined above.  Sony intends to determine the actual amount of the year-end dividend based on an overall consideration of its consolidated operating results, financial condition and future business expectations.

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